SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on this date, the subsidiary Eletrobras Termonuclear (“Eletronuclear”) held a public session for the opening of the bidding proposals for the civil works and part of the electromechanical services, provided for in the Acceleration Plan for the Critical Path of the Nuclear Power Plant of Angra 3 (“Angra 3”). This hiring is intended to advance some of the construction activities of Angra 3 before Eletronuclear hires the epcist (EPC: Engineering, Procurement, Construction) that will undertake the global work of the plant.

The best ranked bidder must present the qualification documents to be verified, that is why the name of the first place will not be disclosed yet. After the end of this analysis, a new session will be scheduled to inform the result to the bidders and open a deadline for appeals. If the highest ranked bidder is disqualified, the second place will be called to submit their documentation.

The resources needed to perform the services that are the object of this tender come from the Advance for Future Capital Increase (“Afac”) approved by Eletrobras in July last year. In 2020, Eletrobras released BRL 1.052 billion to Eletronuclear. For 2021, an additional BRL 2.447 billion are planned, of which BRL 850 million have already been released. The total amount of the AFAC is included in Eletrobras' Business and Management Master Plan (PDNG) 2021-2025.

Among the main measures included in the Critical Path Acceleration Plan is the completion of the concrete superstructure of the Angra 3 reactor building. In addition, an important part of the electromechanical installation will be carried out, which includes the closing of the containment steel ball and the installation of the pool of used fuels, the pole bridge and the semi-gantry crane.

Eletronuclear's expectation is that the contract with the winner company the bid will be signed in the second half of the year and that the works will resume by the end of this year. The current completion rate for the construction of Angra 3 is 65% (sixty-five percent) and Eletronuclear forecasts that the plant will start operating in November 2026.

The Company will keep the market informed about the matter subject of this Announcement.

Rio de Janeiro, June 29, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.